

February 11, 2016

William Webber
Chief Executive Officer
Axeture Corp.
76508 Sweet Pea Way
Palm Desert, CA 92211

      Re: Axeture Corp.
             Registration Statement on Form S-1
             Filed January 19, 2016
             File No. 333-209039

Dear Mr. Webber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   We note your disclosures throughout the prospectus that you are a shell company. Please disclose that you are a shell company on the cover page.

Prospectus Summary, page 2

2.   Please revise your disclosure here and throughout the prospectus to more clearly convey the nature of your proposed business and the status of your business development, including the distinction between your plans for development of a mobile application and a website, if any. Explain in greater detail the mobile application that you plan to develop, the resources required to develop it, and how you will ultimately generate revenue from it. Furthermore, disclose what you have accomplished to date, what remains to be accomplished for you to develop your business and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan. Refer to Item 503(a) of Regulation S-K.

3.   We note that your chief executive officer owns 100% of your outstanding capital stock and, if all shares offered in the prospectus are sold, will own 66.7% after the offering. Please revise to disclose this fact in this section of the prospectus.

4.   You disclose your internet address, but it appears that it is inoperative. Please revise or advise.

5.   We note your disclosures on pages 5 and 6 that net offering proceeds will be $100,000 if all shares are sold. Please revise this disclosure to account for your estimated offering expenses.

Summary Financial Data, page 7

6.   You state in the last sentence of this section that you anticipate you will continue to generate revenue although you have not yet generated any revenue. Please revise the sentence to eliminate any confusion regarding your lack of revenue. This comment also applies to the Risk Factors section, in particular the captions to the first full risk factor on page 9, the last risk factor on page 10 and the last sentence in the second-to-last risk factor on page 11.

Risk Factors

7.   Please revise to include a risk factor that addresses the implications of emerging growth company status.

Corporate Background, page 7

8.   Please move the disclosure under this heading to the summary of another appropriate part of the prospectus.

"We are in the early stages of development . . . ," page 8

9.   Please revise to disclose the current rate at which you use funds in your operations and state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. To the extent that you perceive a deficiency in capital resources, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

"If we encounter unforeseen difficulties with our business or operations . . . ," page 8

10.   You state that you have relied solely upon cash from the private sale of equity securities. In Note 4 to the audited financial statements, however, you disclose that you received a loan from your chief executive officer for general operating costs. Please revise.

"Because we are considered to be a 'shell company' under applicable securities . . . ," page 12

11.   We note that this risk factor and the three succeeding risk factors address the risks related to shell company status. Please consider consolidating these risk factors. Also, ensure that your

risk factors address all of the significant risks associated with your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact of your shell company status on your ability to attract additional capital.

"Our common stock will be subject to the 'Penny Stock' Rules of the SEC . . . ," page 13

12.   Please revise this risk factor to state that "penny stock" generally refers to a security that trades at less than $5.00 per share. This comment also applies to related disclosure on page 21.

"The requirements of being a public company may strain our resources . . . ," page 14

13.   You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, revise to alert investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Consider including this information in a separate risk factor. This comment also applies to related disclosures on pages 32, 36, and 39.

14.   We note that this risk factor states that you will be subject to the auditor's attestation requirement of Section 404 of the Sarbanes-Oxley Act. Please revise to clarify that you will not be subject to this requirement for as long as you are an emerging growth company and/or a smaller reporting company.

"If a market develops for our shares, sales of our shares relying upon Rule 144 . . . ," page 16

15.   Your disclosure indicates that your restricted and control securities may be resold in reliance on Rule 144. As a shell company, however, your restricted and control securities are not eligible for this safe harbor. Please revise. This comment also applies to your disclosure regarding future sales by principal shareholders on page 38.

Dilution, page 20

16.   You disclose information based on proceeds in the amount of 100%, 75%, and 50% of the proposed maximum aggregate offering price. Please revise to include information based on proceeds in the amount of 25%, as you do in other sections of the prospectus.

Description of the Business, page 23

Plan of Operations, page 27

17.   You disclose that you estimate you will begin generating revenue during the second quarter
following this offering. Please revise your disclosure to explain in greater detail how you
anticipate being able to generate revenue at that point in time.

Research and Development Activities and Costs, page 30

18.   We note your disclosure that you have no plans to undertake any research or development in
the future. Elsewhere in the prospectus, however, you indicate that you will be engaging in
research and development. Please reconcile.

Management's Discussion and Analysis of Plan of Operations, page 32

Liquidity and Capital Resources, page 33

19.   You state on page 27 that the minimum offering proceeds is sufficient to keep the company
current with its public compliance requirements with very nominal funds remaining for
furthering your business. Please revise to disclose your plan if you raise less than the minimum
offering proceeds, including how you intend to fund operations. In addition, revise to disclose
the minimum number of months that you will be able to conduct your planned operations using
currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well
as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Security Ownership of Certain Beneficial Owners and Management, page 37

20.   Please revise the table depicting beneficial ownership of your common stock in accordance
with Item 403(b) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 38

21.   In Note 4 to the audited financial statements, you disclose that your chief executive officer
made a loan to the company for general operating expenses. Please revise to include this
information in this section of the prospectus and file the related note as an exhibit. Refer to
Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-
K Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable
Securities Act rules require. Since the company and its management are in possession of all facts
relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

William Webber
Axeture Corp.
February 11, 2016
Page 5

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information
Technologies and Services

cc: Andrew Coldicutt
        Law Office of Andrew Coldicutt